Exhibit 99.4

YELLOW	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

COMMON	Fold

Proxy - Common Shares - General Meeting to be held on October 17, 2012

This YELLOW proxy is solicited by and on behalf of TELUS management.

Notes to proxy

1.     As a holder you have the right to appoint some other person or company of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed on this proxy (see reverse), please insert the name of your chosen proxyholder in the space provided (see reverse).

2.     If the common shares are registered in the name of more than one owner (for example, joint owners, trustees, executors, etc.), then all registered owners should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign the proxy with signing capacity stated.

3.     If you are voting by mail or delivery, the proxy should be signed in the exact manner as the name appears on the proxy. If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.

4.     The common shares represented by this proxy will be voted as directed by you, however, if you do not give specific direction in respect of any matter, this proxy will be voted FOR the matter listed in item 1 on the reverse, as recommended by management.

5.     This proxy confers discretion on the proxyholder with respect to amendments to matters identified in the accompanying Notice of General Meeting and other matters that may properly come before the meeting or any adjournment or postponement, in each instance to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment or other matter that comes before the meeting is contested. Where no choice is specified or where both choices are specified in respect of any matter, the common shares shall be voted FOR the matter listed in item 1 on the reverse.

6.     This proxy should be read in conjunction with the accompanying documentation provided by management.

PROXIES SUBMITTED MUST BE RECEIVED BY 5:00 PM (EDT), ON OCTOBER 15, 2012 OR IF THE MEETING IS ADJOURNED OR POSTPONED, BY 5:00 PM (EDT) ON THE SECOND LAST BUSINESS DAY BEFORE THE RECONVENED MEETING DATE

VOTE USING THE TELEPHONE, INTERNET OR FAX 24 HOURS A DAY 7 DAYS A WEEK!	Fold

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail, Internet or by Fax are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To Receive Documents Electronically - You can enroll to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enroll for this service. Follow the instructions below.

To Vote Using the Telephone

Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

•  Go to the following web site:

www.investorvote.com

• Smartphone?

Scan the QR code to vote now.

To Receive Documents Electronically

•  You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.

To Vote by Fax

•  Complete, sign and date the reverse hereof.

•  Forward it by fax to 1 -866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.

•  Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

If you vote by telephone, Internet or Fax, DO NOT mail back this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00X0PB

Appointment of Proxyholder	YELLOW

I/We being holder(s) of TELUS Corporation common shares hereby appoint: Brian A. Canfield, Chairman of TELUS Corporation, or failing him, Darren Entwistle, President and CEO of TELUS Corporation	OR	Print the name of the person you are appointing if this person is someone other than Messrs. Canfield or Entwistle.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the general meeting of TELUS Corporation to be held at the Brian Canfield Centre for Telecommunications Excellence, Initiate Opportunity Auditorium, 4th Floor, 3777 Kingsway, Burnaby, B.C. on October 17, 2012 at 2:00 p.m. (PDT), and at any adjournment or postponement thereof, to the extent permitted by law.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	FOR	Against

1. Arrangement Resolution

Pass by means of a separate vote, with or without variation, a separate ordinary resolution, approving a plan of arrangement to effect the exchange of non-voting shares for common shares on a one-for-one basis pursuant to Division 5, Part 9 of the Business Corporations Act (British Columbia) involving TELUS Corporation and its holders of nonvoting shares, the full text of which is set forth in Appendix A to the management information circular of TELUS Corporation dated August 30, 2012 (the “Circular”).

	☐	☐

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Foreign Ownership Restrictions
TELUS Corporation is subject to foreign ownership restrictions which limit the ownership of voting shares held by non-Canadians. Further details on these restrictions are as described in the Circular.

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	Signature(s)	Date
Authorized Signature(s) - This section must be completed for your instructions to be executed. e authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

MM/ DD/ YY

044803	AR0	TELQ

00X0QA